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20014257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
DC    **FORM X-17A-5**
**PART III**

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| SEC FILE NUMBER |
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| 8-21884 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2019** AND ENDING **06/30/2020**
                             MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NTB Financial Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**9540 S Maroon Circle, Ste 250**

(No. and Street)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

**Centennial**                  **CO**                **80112**

(City)                        (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Galligan                                                 303-825-1825

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Spicer Jeffries**

(Name – *if individual, state last, first, middle name*)

**4601 DTC Boulevard, Ste 700 Denver**            **CO**            **80237**

(Address)                        (City)                        (State)                (Zip Code)

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, Anthony Petrelli _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NTB Financial Corporation _____ , as
of June 30 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**NTB FINANCIAL CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**JUNE 30, 2020**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

**NTB FINANCIAL CORPORATION**

**CONTENTS**



**SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
NTB Financial Corporation

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NTB Financial Corporation (the "Company") as of June 30, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



## Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Spicer Jeffries LLP*

We have served as NTB Financial Corporation's auditor since 1992.

Denver, Colorado
August 25, 2020

# NTB FINANCIAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION
### JUNE 30, 2020

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 476,517 |
| Receivables: | | |
|    Clearing broker | | 370,087 |
|    Clearing deposit | | 150,000 |
|    Receivable from other broker dealers | | 229,995 |
|    Other receivables, less allowance for doubtful accounts of $9,744 | | 21,312 |
|    Income tax receivable | | 55,262 |
| Securities owned, at fair value (Note 4) | | 3,012 |
| Furniture, equipment and leasehold improvements, at cost, | | |
|    net of accumulated depreciation of $165,455 | | 13,229 |
| Operating lease right-of-use asset | | 414,607 |
| Deferred tax asset (Note 2) | | 88,677 |
| Other assets | | 63,840 |
| | $ | **1,888,538** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
|    Salaries and commissions payable | $ | 509,126 |
|    Paycheck Protection Loan (Note 5) | | 179,930 |
|    Accrued expenses and other liabilitites | | 26,836 |
|    Operating Lease Liability | | 539,448 |
| | | |
|    *TOTAL LIABILITIES* | | 1,255,340 |

**COMMITMENTS AND CONTINGENCIES** (Note 3 and 7):

**SHAREHOLDERS' EQUITY** (Note 6):

| | |
|---|---:|
|    Preferred stock, series 2001-A, $.001 par value, 4 1/2% voting, | |
|      600,000 shares authorized; 38,479 shares issued and outstanding | 38 |
|    Common stock, $.001 par value; 10,000,000 shares authorized; | |
|      648,961 shares issued and outstanding | 649 |
|    Additional paid-in capital | 836,204 |
|    Deficit | (205,693) |
| | |
|    *TOTAL SHAREHOLDERS' EQUITY* | 631,198 |
| | $ **1,886,538** |

The accompanying notes are an integral part of this statement.

*NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

## Organization and Business

NTB Financial Corporation, (the "Company") was organized on May 20, 1977, and is a securities broker-dealer and investment advisor registered with the Securities Exchange Commission. The Company has 7 branch offices and transacts business throughout Colorado, Kansas, Washington, North Carolina, California and Texas.

## Basis of Accounting, Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the

### NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

#### Basis of Accounting, Trading and Valuation of Securities (concluded)

securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the national market exchanges at their last sales price as of the last business day of the year.

#### Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02 (Topic 842) Leases, which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective July 1, 2019 using a modified retrospective method. The company elected the package of practical expedients, which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption of the ASC 842 on July 1, 2019, the company recognized $754,462 operating lease liabilities with operating lease right-of-use assets of $588,742.

#### Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
*(continued)*

### Agreement with Clearing Broker *(concluded)*

amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

### Depreciation and Amortization

Furniture, equipment and leasehold improvements are stated at cost. The Company provides for depreciation of furniture and equipment on the straight-line basis over the estimated useful lives of three to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

### Revenue Recognition

The Company records commission and trading profit revenue and related expenses on a trade date basis. Trading profits consist of income earned from principal trading accounts. All principal trading income is recorded on a trade date basis. In connection with the Company's accounts receivable, amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made. The Company receives revenue from investment advisor and administrative services and these revenues are recorded as they are accrued under the terms of the related investment advisory contracts and service agreements. The company receives revenue from firm commitment underwritings and records the revenue when the underwriting closes.

### Income Taxes

The Company files a federal income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
### (continued)

### Income Taxes (concluded)

is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed.

No interest expense or penalties have been recognized as of and for the year ended June 30, 2020.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - INCOME TAXES

Deferred income tax assets or liabilities arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred income tax assets or liabilities of the Company relate to the reporting of expenses recorded on the books, but not for income taxes and a net operating loss carryforward.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2020 are as follows:

| | | |
|---|---|---|
| Deferred tax asset: | | |
| Deferred rent and other | $ | 32,904 |
| Net operating carryforward | | 55,773 |
| | $ | **88,677** |

*NOTE 2 -* *INCOME TAXES (concluded)*

There was a valuation allowance of $6,480 during the year ended June 30, 2020.

*NOTE 3 -* *LEASE OBLIGATIONS*

***Operating Lease Obligations***

The components of lease expense for the year ended June 30,2020 were as follows:

## NOTE 3 - LEASE OBLIGATIONS (concluded)

Operating lease costs:

| | |
|---|---:|
| Amortization of right-of-use assets | $ 174,135 |
| Interest on operating lease liabilities | 17,943 |
| Total operating lease costs | $ 192,078 |

Supplemental Statement of Financial Condition at June 30, 2020, relating to leases was as follows:

Operating Leases:

| | |
|---|---:|
| Right of use assets | $ 604,749 |
| Accumulated amortization | 190,142 |
| Right of use assets, net | $ 414,607 |
| Operating lease liabilities | $ 539,448 |

Weighted Average Remaining Lease Term

| | |
|---|---:|
| Operating leases | 2.33 years |

Weighted Average Discount

| | |
|---|---:|
| Operating leases | 2.73% |

Maturity of lease liability at June 30, 2020, was as follows:

| Year | Operating Leases |
|---|---:|
| 2021 | 242,182 |
| 2022 | 251,408 |
| 2023 | 63,429 |

| | |
|---|---:|
| Total lease payments | 557,020 |
| Less amount representing interest | (17,572) |
| | $ 539,448 |

## NOTE 4 -   FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets measured at fair value as of June 30, 2020                                                                                                         :

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended June 30, 2020.

|  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of June 30, 2019 |
|---|---|---|---|---|
| Assets: |  |  |  |  |
| Common stock |  | $ 3,012 |  | $ 3,012 |

## NOTE 5 -   GLOBAL PANDEMIC AND PAYROLL PROTECTION LOAN

On May 4, 2020, the Company received proceeds in the amount of $179,930, under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The PPP Loan is evidenced by a promissory note, dated as of May 4, 2020, (the "Note"), between the Company, as Borrower, and US Bank, as Lender (the "Lender"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance. No payments of principal or interest are due during the six-month period beginning on the date of the Note (the "Deferral Period").

The Company intends to use the entire loan amount for qualifying expenses. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued until such unforgiven portion is paid in full.

## NOTE 6 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1(a)(2)(iii) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2020, the Company had net capital and net capital requirements of $362,347 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.82 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

*NOTE 7 -   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK,
            CONTINGENCIES AND UNCERTAINTIES*

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The company is involved in various disputes arising in the normal course of business, some of which are indeterminable. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At June 30, 2020, the Company had $226,517 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker and other broker dealers as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker and other broker dealers cease business.

The Company's financial instruments, including cash and cash equivalents, receivables from clearing broker, receivables from other broker dealers, clearing deposit, other receivables, deferred tax asset, collateral related to secured demand notes, other assets, salaries and commissions payable, liabilities subordinated to claims of general creditors, due to clearing broker and accrued expenses and other liabilities are carried at amounts which approximate fair value. Securities owned, at fair value are valued as described in Note 1.

*NOTE 8 -   SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.